03007739

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

SUPPL

RECD S.E.C.
MAR 19 2003
1086

Investor Update

Basel, March 10, 2003

Roche to launch its debut Eurobond transaction and call its LYON due 2010
Roche plans to inaugurate its recently announced EMTN programme with an intermediate dated, benchmark sized debut Eurobond transaction. Further, Roche will call its outstanding Liquid Yield Option Note (LYON) due 2010.

With the launch of its first European Medium Term Note (EMTN) based Eurobond transaction, Roche will further align its funding structure with its operating needs as well as improve its liability structure and financial flexibility. The issuance, which is subject to market conditions, will be documented under Roche's newly established EMTN programme and follows a pan-European roadshow in the near future.

The redemption of the LYON due 2010 in the amount of USD 1,3 bln, together with the repayment of other capital market debt due in 2003 will significantly reduce Roche's outstanding total debt. The planned Eurobond issue will be further used to replace some of the Group's existing debt positions with shorter maturities.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57,000 people worldwide.

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

PROCESSED
APR 10 2003
THOMSON FINANCIAL

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

dw 4/8

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Invitation to the 2003 Annual General Meeting of Shareholders

On Tuesday, 1 April 2003, starting at 10.30 a. m. (doors open at 9.30 a. m.), at the Congress Centre of the Basel Trade Fair Complex (entrance next to the Le Plaza Hotel), Basel, Switzerland

Agenda and proposals

1. Approval of the Annual Report, Financial Statements and Consolidated Financial Statements for 2002
The Board of Directors proposes that the Annual Report, Financial Statements and Consolidated Financial Statements for 2002 be approved.

2. Ratification of the Board of Directors' actions
The Board of Directors proposes that the actions taken by its members in 2001 be affirmed and ratified.

3. Vote on the appropriation of available earnings

Net profit for 2002	CHF 1,546,310,129
Balance brought forward from 2002	CHF 3,896,751
Available earnings	CHF 1,550,206,880
The Board of Directors proposes the distribution of an ordinary dividend of CHF 1.45 per share and non-voting equity security (previous year CHF 1.30)	CHF 1,250,715,915
Transfer to free reserve	CHF 295,000,000
Total appropriation of available earnings	CHF 1,545,715,915
To be carried forward on this account	CHF 4,490,965

4. Election of auditors
The Board of Directors proposes that Ernst & Young Ltd be re-elected as statutory auditors for the financial year 2003.

5. Election of Group auditors
The Board of Directors proposes that PricewaterhouseCoopers AG be re-elected as Group auditors for the financial year 2003.

Admittance cards

Under the Articles of Incorporation, share-holders wishing to attend the Annual General Meeting may request admittance cards no later than Thursday, 27 March 2003, either from our Company (phone: 055 617 37 92, fax: 055 617 37 38) or from any Swiss bank. Shares must be deposited with the card issuer. §12 of the Articles of Incorporation requires that admittance cards by issued in shareholders' names. Shareholders depositing shares with a bank are to request that the bank inform the Company of the names of the shareholders to whom admittance cards have been issued. If necessary to accommodate the number of persons attending, the Annual General Meeting may be held in more than one conference room, with provisions made for transmitting the presentations and proceed-ings in their entirety. In any event, the ability of shareholders to exercise their rights will be assured.

Documents

The Annual Report, the Report of the Statutory Auditors and the Report of the Group Auditors will be available for inspection by shareholders at our Basel offices starting 3 March 2003. From the same date, copies of these docu-ments may also be obtained from our Company (phone: 055 617 37 92) or from any Swiss bank.

Appointment of proxies

Shareholders who will not be attending the General Meeting in person may appoint a proxy to represent them. To do this, share-holders must sign their admittance cards and deliver them to the persons they wish to appoint. In particular, shareholders may elect to have their bank or professional portfolio manager represent them as a proxy for deposited shares *(Depotvertreter)*, or they may be represented by the independent proxy or by our Company.
BDO Visura, Rennweg 34, 4020 Basel, Switzer-land, serves as independent proxy within the meaning of Art. 689c of the Swiss Code of Obligations (OR). Shareholders wishing to be represented by the independent proxy should send their proxy authorisations directly to BDO Visura.
Shareholders wishing to authorise the Company to represent them are to sign their admittance cards, designating Roche as proxy, and send them to us, attn. Secretary to the Board of Directors, Bldg 21/142, 4070 Basel, Switzerland. In this case, shareholders' votes will be cast in favour of the proposals of the Board of Directors.

Proxies for deposited shares

Proxies for deposited shares within the meaning of Art. 689d of the Swiss Code of Obligations are asked to disclose the number of shares they represent at the earliest possible date prior to the General Meeting, and to do so no later than 1 April 2003, when they present their admittance cards for the General Meeting.

Basel, 2 March 2003

For the Board of Directors:

Dr Franz B. Humer, Chairman
Roche Holding Ltd, Basel, Switzerland

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche's Full Year Results and Report 2002
Release, presentations and materials

26 February 2003

07.00 CET (Central European time)

Release will be e-mailed and posted on the Roche IR website.
Presentation slides and the Annual Report 2002 will be posted on the Roche IR website http://ir.roche.com.

08.00 CET

Conference call will commence with presentations by senior management followed by a Q&A session. Participants will be:

Dr. Erich Hunziker, Chief Financial Officer,
William M. Burns, Head of the Pharmaceuticals Division and
Heino von Prondzynski, Head of the Diagnostics Division
Dr. Karl Mahler, Head of Investor Relations
Analysts are invited to dial in to the conference using the following dial-in numbers:
+41 91 610 5600 (Europe and ROW) or
+44 207 866 41 11 (UK) or
+1 412 858 4600 (USA).

Please dial into the conference call 10-15 minutes before the call is scheduled to start. You are also invited to download the presentation from the website. Alternatively you can follow the conference as a Live Audio Webcast through the Internet site http://ir.roche.com.

A replay of the conference call will be available one hour after the conference call, for 48 hours. Access is by dialing: +41 91 612 4330 (Europe) or +44 207 866 4300 (UK) and +1 412 858 1440 (USA) and enter the conference ID 266 followed by the # sign. A replay of the webcast will be available on demand at http://ir.roche.com.

London, 26 February 2003

15.30 GMT (Greenwich Mean Time) / 16.30 CET
General Presentation and Q & A session will be held by:

Dr. Franz B. Humer, Chief Executive Officer
Dr. Erich Hunziker, Chief Financial Officer
William M. Burns, Head of the Pharmaceuticals Division and
Heino von Prondzynski, Head of the Diagnostics Division

Following the general presentation will be four break-out sessions covering the topics Strategy & Finance, Pharmaceuticals, Diagnostics and Accounting.

For those who cannot attend in person, the presentation and Q&A session can be listened to via a telephone link (listen only mode, no live access to speakers). Please dial into the call 10-15 minutes before is scheduled to start. The Dial in numbers are:

+41 91 610 5600 (Europe and ROW) or
+44 207 866 41 11 (UK) or
+1 412 858 4600 (USA).

You are also invited to download the presentation from the website. In addition, a Live Audio Webcast of the conference call will be available on our website http://ir.roche.com.

A replay of the conference call will be available one hour after the event, for 48 hours. Access is by dialing: +41 91 612 4330 (Europe) or +44 207 866 4300 (UK) and +1 412 858 1440 (USA) and enter the Conference ID 322 followed by the # sign. A replay of the webcast will be available on demand at http://ir.roche.com.

New York, 27 February 2003

13.30 New York EST (Eastern Standard Time) / 19.30 CET

General Presentation and Q & A will be held by:

Dr. Franz B. Humer, Chief Executive Officer
Dr. Erich Hunziker, Chief Financial Officer
William M. Burns, Head of the Pharmaceuticals Division and
George Abercromie, President and CEO North America
Heino von Prondzynski, Head of the Diagnostics Division
Martin Madaus, President and CEO of Roche Diagnostics Corporation

Following the general presentation will be four break-out sessions covering the topics Strategy & Finance, Pharmaceuticals, Diagnostics and Accounting.

For those who cannot attend in person, the presentation and Q&A session can be listened to via a telephone link (listen only mode, no live access to speakers). Please dial into the call 10-15 minutes before is scheduled to start. The Dial in numbers are:

+41 91 610 5600 (Europe and ROW) or
+44 207 866 41 11 (UK) or
+1 412 858 4600 (USA).

You are also invited to download the presentation from the website. In addition, a Live Audio Webcast of the conference call will be available on our website http://ir.roche.com.

A replay of the conference call will be available one hour after the event, for 48 hours. Access is by dialing: +41 91 612 4330 (Europe) or +44 207 866 4300 (UK) and +1 412 858 1440 (USA) and enter the Conference ID 389 followed by the # sign. A replay of the webcast will be available on demand at http://ir.roche.com

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team

F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14